Mark A. Kersey

Chief Executive Officer

High Desert Holding Corporation

865 Tahoe Blvd., Suite 302

Incline Village, NV 89451

VIA EDGAR

Mr. John Reynolds

Assistant Director

Office of Beverages, Apparel, and Mining

Securities and Exchange Commission

Washington, D.C. 20549

Mail Stop 3561

November 25, 2016

Re:	High Desert Holding Corporation Registration Statement on Form S-1 Filed July 14, 2016 File No. 333-212527 SEC Correspondence (dated August 10, 2016)

Dear Mr. Reynolds:

Enclosed is the Pre-Effective Amendment No. 1 (this "Amendment") to the above-referenced initial Registration Statement on Form S-1 (the "Registration Statement"). The changes are made in response to the initial comment letter from you to High Desert Holding Corp. (the "Issuer"), dated August 10, 2016 (the "Comment Letter"). The paragraph numbers below correspond to the numbered comments in the Comment Letter.

General

1.	We note your website indicates that your company performs services including permitting, mining engineering, and construction management however these activities are not described in your filing. Please advise.

Response: No revision is necessary to the Registration Statement. The additional business activities listed on the Issuer's website were discussed orally with the web developer and were incorrectly included. The Issuer does not engage in those additional activities or intend to pursue them. Accordingly, the website has been revised to redact those incorrect additional activities.

Cover Page

2.	Please disclose the offering price of the securities on a per share basis for both the company offering and the shareholder offering. Refer to Item 501(b)(3) of Regulation S-K. Also revise to indicate that the selling shareholders' shares will be sold at a fixed price until the shares are quoted on the OTC Bulletin Board, the OTCQX, the OTCQB or listed on a securities exchange and thereafter at prevailing market prices or privately negotiated prices, if applicable.

Response: Revised to conform the share price disclosure in footnote (2) with the suggested language. Estimated in accordance with Rule 457 of the Securities Act of 1933 solely for the purpose of computing the amount of the registration fee. Our common stock is not traded on any national exchange and the offering price is based on the price at which shares of the registrant's common stock were sold to investors in private transactions, which does not necessarily bear a relationship to the registrant's book value, assets, past operating results, or financial condition. The Selling Shareholders' shares will be sold at a fixed price until the shares are quoted on the OTC Bulletin Board, the OTCQX the OTCQB or listed on a securities exchange and thereafter at prevailing market prices or privately negotiated prices, if applicable. There can be no assurance that a market maker will agree to file the necessary documents with the Financial Industry Regulatory Authority, Inc., which operates the OTC Bulletin Board, that such an application for quotation will be approved or that our common stock ever will trade. The registrant makes no representation as to the price at which its common stock may trade if quoted on the OTC Bulletin Board.

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3.	Please disclose the information required by Item 501(b)(8)(iii) of Regulation S-K. For example, we note that you have not disclosed the time period of the offering on the cover page.

Response: Revised to include a new paragraph at the end of the Cover Page to conform with the suggested language. The Issuer and the Selling Shareholders are offering the securities on a self-underwritten, best efforts basis, which is intended to end 180 days from the effective date of this registration statement, unless earlier terminated by the sale of all 10,000,000  shares or the Board of Directors determines that it is in the best interest of the Issuer to terminate the offering. The Issuer and Selling Shareholders are making this offering without the involvement of underwriters or broker-dealers.  There are no minimum purchase requirements, and there are no arrangements to place the funds in an escrow, trust, or similar account. All sales of the securities offered by the Issuer and Selling Shareholders are final at the time of sale.

4.	Please revise to clarify that the company offering is a direct placement offering (self-underwritten) on a best efforts basis with no minimum.

Response: Revised to add a new paragraph at the end of the Cover Page to conform with the suggested language. The Issuer and the Selling Shareholders are offering the securities on a self-underwritten, best efforts basis, which is intended to end 180 days from the effective date of this registration statement, unless earlier terminated by the sale of all 10,000,000 shares or the Board of Directors determines that it is in the best interest of the Issuer to terminate the offering. The Issuer and Selling Shareholders are making this offering without the involvement of underwriters or broker-dealers.  There are no minimum purchase requirements, and there are no arrangements to place the funds in an escrow, trust, or similar account. All sales of the securities offered by the Issuer and Selling Shareholders are final at the time of sale.

5.	We note your statement that the "common stock . . . may be sold to third party investors from time to time . . . ." Please advise us how the company's offering of securities from 'time to time' complies with Rule 415 of Regulation C. We may have further comment.

Response: Revised to omit the above-referenced language pertaining to the Issuer throughout the registration statement. The remaining 'time to time' language pertains to Rule 415(a)(1)(i) and securities to be offered or sold solely by selling shareholders.

Cautionary Statement Regarding Forward-Looking Statements, page ii

6.	Section 27A(b)(2)(D) of the Securities Act of 1933 and Section 21E(b)(2)(D) of the Securities Exchange Act of 1934 expressly state that the safe harbor for forward looking statements does not apply to statements made in connection with an initial public offering. Please either delete any reference to the Litigation Reform Act or make clear, each time you reference the Litigation Reform Act, that the safe harbor does not apply to initial public offerings. Also revise your Forward Looking Statements section on page 14.

Response: Revised to delete all references to the safe harbor for forward-looking statements and the Litigation Reform Act.

Offering Summary

Use of Proceeds, page 3

7.	Please revise to indicate the amount of proceeds the company expects to raise if all 6,500,000 shares of common stock are sold.

Response: Revised to state that the Issuer may receive up to $1,300,000 in proceeds from the sale of our common stock in this offering if all 6,500,000 newly issued shares are purchased by third-party investors. The Issuer intends to use net proceeds from the sale of shares by the Issuer for working capital and other general corporate purposes, including the identification and exploration of mineral properties. The Issuer will not receive any proceeds from shares sold by the selling stockholders.

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Risk Factors

We are controlled by our management, page 9

8.	Please revise to indicate the amount and percentage of common stock beneficially owned by management and affiliates.

Response: Revised as requested to state: "Our Management, Board, and affiliates beneficially own and vote approximately 35,000,000 shares of the Issuer's common stock, representing approximately 92% of the shares outstanding prior to the completion of this offering."

Use of Proceeds

Amounts Raised as a Percentage of Total Offering, page 11

9.	We note that you are selling up to 6,500,000 shares at a proposed offering price of $0.20. Please provide to us calculations that support the gross proceeds amounts shown for each column ($1,080,000 at 75%, $360,000 at 25%, etc .).

Response: The amounts raised have been revised to be reflective of the appropriate calculations. For example, the revision presents the gross proceeds received from 75% of the total possible of $1,300,000 as $975,000. The remaining percentage calculations have been updated similarly.

10.	Please revise to add columns reflecting the use of proceeds for 100% and 50% of the offering total.

Response: Revised as requested on Page 11.

Amounts Raised as a Percentage of Total Offering

	100%	75%	50%	25%	10%	3%
Gross Proceeds	$1,300,000	$975,000	$650,000	$325,000	$130,000	$39,000
Registration Costs	10,000	10,000	10,000	10,000	10,000	10,000

Net Proceeds	$1,290,000	$965,000	$640,000	$315,000	$120,000	$29,000

Use of Proceeds

Professional Fees and Compliance	$60,000	$60,000	$60,000	$60,000	$46,000	$24,000
Permitting	160,000	130,000	130,000	80,000	60,000	5,000
Exploration	425,000	350,000	350,000	150,000	14,000	–
Capital Expenditures	100,000	100,000	25,000	25,000	–	–
Mineral Property Acquisitions	300,000	250,000	–	–	–	–
Working capital reserve	245,000	75,000	75,000	–	–	–

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Dilution, page 11

11.	We note that the assumed offering price per share is $0.20 and the pro forma net tangible book value per share after the sale is $0.05. Please provide your calculations to show how you determined dilution per share to new investors will be $0.05.

Response: Revised the table in accordance with the September 30, 2016 calculations.

	March 31, 2016	September 30, 2016
Total Assets	$980,469	$980,063
Total Liabilities	(20,266)	(72,354)
Net Tangible Book Value	$960,203	$907,709
Shares outstanding	37,965,000	37,965,000
Net Tangible Book Value per share (rounded to nearest cent)	$0.03	$0.02

Assumed offering price per share of common stock	$0.20	$0.20
Assumed total shares subscribed	6,500,000	6,500,000
Assumed increase in tangible net book value attributable to cash payments made by purchasers of the shares offered	$1,300,000	$1,300,000
Adjusted Net tangible book value	$2,260,203	$2,207,709
Shares outstanding after sale of all 6,500,000 shares	44,465,000	44,465,000
Pro-forma net tangible book value per share after the sale of shares under the Purchase Agreement	$0.05	$0.05
Dilution per share to new investors	$0.15	$0.15

12.	We note your statement regarding an "Equity Purchaser under the Purchase Agreement". Please advise us whether the company has entered into a purchase agreement with an equity purchaser. We may have further comment.

Response: Revised to omit the referenced language, which was inadvertently included and is inapplicable to this registration statement.

13.	Please revise to indicate the amount of dilution to investors if 75%, 50% and 25% of the offering is sold.

Response: Revised in accordance with the above calculations and inserted the following narrative disclosure: Assuming no adjustments in the assumed price per share of $0.20, new investors will be diluted by $0.16 per share, $0.16 per share, and $0.17 per share in the event 75%, 50% or 25% of the offering is sold, respectively. In the event we only sell 3% of our offering, resulting in gross proceeds of $39,000, new shareholders will be diluted by $0.18 per share.

Term of the Offering, page 13

14.	We note your reference to a "private placement by the Company" in connection with your 6,500,000 common stock offering. Please revise to clarify your statement.

Response: Revised to clarify that sales of the subject 6,500,000 shares will be sold by "direct placement by the Company," i.e., without the use of a third-party statutory underwriter, not in an exempt offering.

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15.	Please revise to briefly address the plan of distribution of the common stock by the company.

Response: Revised to add an explanation of how interest is intended to be generated in the offering: "The Company's management has a substantial network of individuals and financial institutions that has developed over the course of their many decades of participation in the mining and financial services industries. Many of these people are currently aware of the business operations of the Company and will be made aware of the effectiveness of this registration statement. In addition, the public at large is and will become familiar with the Company's operational business activities in the mining industry through business relationships and operational press releases. These relationships, positive press, and word-of-mouth will be relied upon to attract interest in the offering. Accordingly, the Company expects to be solicited by prospective investors to participate in the offering."

Management's Discussion and Analysis of Financial Condition, page 15

16.	Please disclose a description of all interests in your properties including the terms of all underlying agreements and royalties.

Response: Revised under the "Kibby Flats Property" heading to add: "The Company owns 100% of the 12 lode claims making up the Kibby Flats Property. The Company acquired the Kibby Flats Property under a fee simple title arrangement with no royalty or net smelter return obligation from production, if any.  The claims property information is included as Exhibit 99.4.

The Kibby Flats Property does not have any physical infrastructure, power, or water sources. The property is surrounded by a network of publicly accessibly roads that generally remain open on a year-round basis. In the event we commence development activities, we will need to determine the appropriate power, water, and other necessary infrastructure."

Revised under the "QR Property Header" to add: "The Company acquired the QR Property under a fee simple title arrangement with no royalty or net smelter return obligation from production, if any.  The claims property information is included as Exhibit 99.1.

The QR Property does not have any physical infrastructure, power, or water sources. The property is surrounded by a network of publicly accessibly roads that generally remain open on a year-round basis. In the event we commence development activities, we will need to determine the appropriate power, water, and other necessary infrastructure."

17.	Additionally, disclose property identification information including claim names, serial or concession numbers, and dates of recording and expiration such that your claims may be distinguished from other claims that may exist in the area or your properties. If necessary, include this information as an exhibit to your filing .

Response: Revised as requested.

18.	For each of your properties please describe any infrastructure located on the property and the source of power and water that can be utilized at the property.

Response: Revised as requested.

19.	We note your use of the term ore in your filing. Pursuant to paragraph (a) (1) of Industry Guide 7 the term ore is commensurate with the term reserve. Please remove the term ore from your disclosure until you have established proven or probable reserves.

Response: Revised all references to "ore" to instead read as "mineral deposits." Paragraph (a)(1) of Industry Guide 7 defines "reserve" as "[t]hat part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination." That source further notes that "[r]eserves are customarily stated in terms of ore when dealing with metalliferous minerals . . . ." Please note that the Issuer does not intend to make any claims concerning any portion of any mineral deposits that could be economically or legally extracted at any time so as to predicate any reserve determination. However, the Issuer believes that failing to include existing mineral deposit sample assay information could be deemed a material omission and should be included in the registration statement as revised.

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20.	We note your disclosure of sample data. When reporting the results of sampling and chemical analyses, please revise your disclosure to address each of the following regarding mineralization of existing or potential economic significance on your property:

•	Disclose the location and type of sample.
•	Disclose only weighted-average sample analyses associated with a measured length or a substantial volume.
•	Eliminate all analyses from "grab" or "dump" samples, unless the sample is of a substantial and disclosed weight.
•	Eliminate all disclosure of the highest or best values/grades of sample sets. Present a balanced disclosure of the drill and sampling results
•	Eliminate grades disclosed as "up to" or "as high as" or "ranging from."
•	Eliminate statements containing grade and/or sample-width ranges.
•	Aggregated sample values from related locations should be aggregated based on a weighted average of lengths of the samples.
•	Generally, use tables to improve readability of sample and drilling data.
•	Soil samples may be disclosed as a weighted average value over an area.
•	Refrain from reporting single soil sample values.
•	Avoid optimistic descriptive adjectives such as high-grade or ore-grade.

Response: Revised under the heading "Kibby Flats Property" and subheading "Previous work" to add: "The Company believes samples were taken in 2002, however, we have not performed any additional procedures to verify the validity of the data or ascertain whether the samples were taken in accordance with appropriate quality assurance standards including; preparation, control, chain of custody, or the accuracy and precision of applicable assaying."

Also revised to eliminate the previously disclosed third paragraph under subheading "Mineralization."

Revised under the heading "QR Property" and subheading "Geology and Mineralization" inserted: "Assay testing of the material occurred from 1987 through 2013. All samples trenching samples provided a weighted average of 0.294 oz./ton based on 93 samples at the QR claims. The samples were taken by Mr. Bill Jerome, of Signal Exploration and Mining located in Redding, CA, and a member of our Board of Directors. Assay of the samples were performed by Shasta Labs, American Assay Lab and by Signal Lab. Additionally, the Company the Company has obtained a sample location map identifying all the sample locations, however, we have not performed any additional procedures to verify the validity of the data or ascertain whether the samples were taken in accordance with appropriate quality assurance standards including; preparation, control, chain of custody, or the accuracy and precision of applicable assaying.

Due to non-reliance and necessary further testing on the above referenced sample location map, the Company determined it is not appropriate to include in this filing."

21.	Additionally, please discuss the quality assurance program associated with the sampling data presented in this section including sample preparation, controls, custody, assay precision and accuracy. If the quality assurance program is unknown, please include a statement clarifying the relevance and reliability of the data.

Response: Revised as requested. Revised under the heading "Kibby Flats Property" and last paragraph under subheading "Previous work" to add: "The Company believes samples were taken in 2002, however, we have not performed any additional procedures to verify the validity of the data or ascertain whether the samples were taken in accordance with appropriate quality assurance standards including; preparation, control, chain of custody, or the accuracy and precision of applicable assaying."

Revised under the heading "Kibby Flats Property" to add the subheading " Geology and Mineralization" and the following language: "Additionally, the Company has obtained a sample location map identifying all the sample locations, however, we have not performed any additional procedures to verify the validity of the data or ascertain whether the samples were taken in accordance with appropriate quality assurance standards including; preparation, control, chain of custody, or the accuracy and precision of applicable assaying."

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Plan of Operations, page 22

22.	We note that during the second quarter of 2016 you planned to file and obtain an exploration permit. Please update the status and provide an anticipated timeline to complete the permitting status.

Response: Revised as requested with the following amended paragraph: "In the second quarter of 2016, we obtained a minor exploration permit with the Bureau of Land Management ("BLM") in order to commence a drilling program on the QR Property in Humboldt County, Nevada. Upon receipt of adequate funding, we will make the required bond payment to the Nevada Division of Environmental Protection ("NDEP") allowing us to begin preliminary drilling, trenching and other ground disturbing activities. If adequate funding is obtained, we expect to post the bond prior to the year ended December 31, 2016 and begin preliminary exploration activities in the spring of 2017, weather permitting."

Management, page 24

23.	Please revise to disclose the business conducted by United Resource Holdings Group, Inc.

Response: Revised as requested. The following sentence contains this revision: "In May 2015, Mr. Kersey was elected Director, CEO (Principal Executive and Accounting Officer) of High Desert Mining Corp., a Nevada Corporation. Prior to this time, Mr. Kersey served as Director, CEO and President of United Resource Holdings Group, Inc., a gold and silver mining exploration and milling company located in Nevada, from December of 2006 through December of 2014."

24.	Please briefly describe the past five years of business experience for Messrs. Jerome and Dean.

Response: Revised as requested. The biography for Mr. Jerome is revised to state: "Beginning in early 2010, through the present, Mr.Jerome founded and is currently serving as President of Signal Mining & Exploration Co. LLC, a mining exploration and drilling firm."

The biography for Mr. Dean is revised to state:

"Howard J. Dean In December of 2015, Mr. Dean was elected Director of the Company. In December 2014, Mr. Dean founded and serves as President of HD Funding Solutions, a Financial and Business Consulting Firm through the present. Prior to founding HD Funding Solutions, in 2010, Mr. Dean founded Collin County Business 2 Business, and remains president through the present. Collin County Business 2 Business provides management consulting services to small to mid-size privately held companies. From 2006 through 2010, Mr. Dean served as Vice President Sales & Marketing/Partner of TS Printing Company. Mr. Dean began his career in 1970 and has more than forty years (40) as a senior executive and sales & marketing professional. His prior experience includes: (i) Business Forms Printing with Johnston Business Forms; (ii) Vice President Sales & Marketing with Raytheon Data Systems; (iii) Director of Sales, Recruiting & Training with Smith-Laurin Group. Mr. Dean holds a B.S.B.A. in Marketing from Youngstown State University."

Executive Compensation, page 25

25.	We note that in 2015 you issued 20,000,000 founders' shares to your current officer and director and an additional significant shareholder. However, on page 25 you state that the "company's officer and director has not received any cash or other remuneration since inception." Please revise to include a summary compensation table that reflects the founders' shares issued to your current officer and director. Refer to Item 402(m) and 402(n) of Regulation S-K.

Response: The following revision was made for Mr. Kersey, the sole officer of the Company: "The Company's sole officer, Mr. Kersey, does not have a salary for his service in this capacity. Upon his appointment, as sole officer and a Director in May 2015, he was awarded 10,000,000 founders' shares. Mr. Kersey will not receive a salary until we expand our operations and generate the necessary cash flow from either operations or other adequate funding sources.

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The following table presents our executive compensation for the period ended September 30, 2016 and the year ended December 31, 2015:

Name and Principal			Salary	Stock Awards	Option Awards	Non-Equity Incentive Plan Compensation	All Other	Total
Position	Year		($)	($)	($)	($)	Compensation	($)

Mark Kersey	2016	(1)	–	3,214	–	–	10,000	13,214
Chief Executive Officer	2015	(2)	–	10,000	–	–	–	10,000

(1)	Mr. Kersey's compensation through the period ended September 30, 2016 consisted of 25,000 shares of unregistered and restricted common stock for Director compensation for the quarter ended March 31, 2016. The Other Compensation represented total accrued, and unpaid, Director compensation of $10,000 ($5,000 per quarter for each period ended June 30, 2016 and September 30, 2016). Mr. Kersey is entitled to receive Director compensation of 25,000 shares of unregistered and restricted share of common stock or $5,000 in cash, at the discretion of the Board.
(2)	Mr. Kersey's compensation for 2015 represents 10,000,000 founders' share awarded upon his appointment as Chief Executive and Chief Financial Officer and Director in May 2015."

26.	We note the statement that "no remuneration of any nature has been paid for services rendered by a director in such capacity." We also note your statement that "[i]n January 2016, each member of our Board of Directors received 25,000 fully vested, restricted and unregistered shares of common stock for their service through December 2016." Please revise to reconcile your statements.

Response: Revised to add the following language: "In January 2016, each member of our Board of Directors received 25,000 fully vested, restricted and unregistered shares of common stock for their service for the quarter ended March 31, 2016. The Board has implemented a policy to receive either $5,000 per quarter of Service or 25,000 shares of unregistered and restricted common stock, at the Board's discretion. The following table presents our Directors' compensation for the period ended September 30, 2016:

Name	Fees Earned or Pain in Cash ($)	Stock Awards ($) (1)		Option Awards ($) (1)
William E. Jerome	10,000	3,214	(1)	–
Howard J. Dean	10,000	3,214	(1)	–

NOTE:  The Company did not compensate its Board of Directors for the year ended December 31, 2015. See the Executive Compensation table for Mr. Kersey's compensation as a Director.

(1)	Represents the issuance of 25,000 shares of unregistered and restricted common stock for Board services for the period ended March 31, 2016.

We also reimburse our Directors for their cost of travel and other out-of-pocket costs incurred to attend Board meetings or other activities on behalf of the Company."

Directors' Compensation, page 25

27.	Please include the director compensation table required by Item 402(r) of Regulation S- K.

Response: Revised to add the requested table as presented in the previous response.

28.	Please revise to state the value of the 25,000 shares of common stock given to each member of your Board of Directors.

Response: Please see valuation in the above-included table.

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Certain Relationships, Related Transactions, and Director Independence, page 25

29.	Please provide the disclosure required by Item 404(c) for any promoter during the past five fiscal years.

Response: Revised as requested to state: "Mark A. Kersey, Martin F. Weigel, and Patrick E. Ogle are the sole founding shareholders of the Company and meet the definition of the term "promoter" as defined in Rule 405 under the Securities Act of 1933, as amended, and Item 404(c)."

30.	Please revise to indicate when the August 2013 $9,000 loan from Mr. Marty Weigel is due. Also indicate when the $9,966 paid by Mr. Kersey for administrative and travel expenses is due to be repaid to Mr. Kersey.

Response: Revised with the following expanded paragraph concerning Mr. Weigel: "In August 2013 our founder, former officer and director, and significant shareholder, Marty Weigel, loaned us $9,000 to fund the start-up of our initial operations. Mr. Weigel has agreed to not accrue interest on the loan and has informally agreed to defer re-payment of the loan until such time as we have acquired a more stable source of funding. While Mr. Weigel has agreed to not demand payment until adequate funding is received, he does not have any formal obligation to do.

Revised with the following expanded paragraph concerning Mr. Kersey: "As of September 30, 2016, we owed Mr. Kersey $9,966 for administrative and travel expenses paid on our behalf. Mr. Kersey has agreed to defer repayment of these expenses until the Company's cash resources significantly increase. While Mr. Kersey has agreed to not demand payment until adequate funding is received, he does not have any formal obligation to do."

31.	We note your statement that "in November 2015, we acquired the QR claims and mining equipment … via the issuance of 6,000,000 shares of restricted and unregistered shares of common stock from Signal Mining and Exploration LLC, an entity controlled by Mr. William Jerome." We also note your statement in your Management's Discussion and Analysis section that "in November 2015, we issued a total of 6,000,000 shares of unregistered and restricted shares of common stock for the acquisition of . . . the 'QR Property' . . . ." Please revise your disclosure throughout the prospectus to clarify the transaction(s) whereby the company acquired the QR claims.

Response: Revised to clarify the QR Property, consisting of the claims, as follows: "In November 2015, we acquired the QR Property, consisting of fifty (50) unpatented mining claims, and mining equipment with a total estimated fair value of $771,429 via the issuance of 6,000,000 shares of restricted and unregistered shares of common stock from Signal Mining and Exploration LLC, an entity controlled by Mr. William Jerome. Subsequent to the closing of the acquisition transaction, Mr. Jerome was elected to our Board of Directors."

Selling Stockholders, page 28

32.	Please revise your selling shareholder table to indicate that Patrick Ogle is counsel for the company.

Response: Revised to add this disclosure in the selling stockholder table as well as the certain beneficial ownership table.

Plan of Distribution, page 30

33.	We note your statement that "the selling stockholders may use any one or more of the following methods when selling shares … any other method permitted pursuant to applicable law." You are required to describe the plan of distribution to be used. Revise to delete the statement that the selling security holder may use "any other method permitted pursuant to applicable law."

Response: Revised to eliminate reference to "any other method permitted pursuant to applicable law."

Legal Matters, page 32

34.	Please revise to indicate the nature of Patrick Ogle's substantial interest in the company or advise us why the disclosure is not required. See Item 509 of Regulation S-K.

Response: Revised as requested with the following insertion: "The validity of the issuance of the common stock offered pursuant to this offering will be passed upon for us by Patrick E. Ogle, Esq. Mr. Ogle, through receipt of his 10,000,000 founders' shares, meets the definition of a promoter, and control person of the Company. Mr. Ogle was not specifically compensated for his services in connection with this registration statement and is not entitled to any contingent compensation in connection with this registration statement."

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Outside Back Cover Page

35.	Please include the dealer prospectus delivery obligation. Refer to Item 502(b) of Regulation S-K.

Response: We have inserted the following language under the table of contents, Available Information: "Through and including ________________, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions."

Recent Sale of Unregistered Securities, page II-1

36.	Please include the disclosure required by Item 701 of Regulation S-K for each sale of unregistered securities within the past three years. For example, we note that you do not identify the purchaser or the exemption from registration claimed.

Response: We inserted the following language under the Recent Sales of Unregistered Securities Header: "All of the securities issued below were issued pursuant to an exemption provided by Section 4(a)(2) of the Securities Act of 1933, as amended, and/or Rule 506 of Regulation D promulgated thereunder. Each of the investors represented to the Company that it (i) is an "accredited investor" as defined in Rule 501(a) of Regulation D promulgated under the Securities Act of 1933, as amended, (ii) is knowledgeable, sophisticated and experienced in making investment decisions of this kind, and (iii) has had adequate access to information about the Company."

Exhibits

37.	We note that your amended and restated articles of incorporation and bylaws are included on the exhibit list. We are unable to locate these exhibits. Please file your amended and restated articles of incorporation and bylaws as exhibits.

Response: The Issuer's restated articles of incorporation have been filed as Exhibit 3.1 to the amended S-1 filed herewith. The Issuer's bylaws have been filed as Exhibit 3.2 to the amended S-1 filed herewith.

38.	Please file the lease agreement for your corporate office. Refer to Item 601(b)(10)(ii)(D) of Regulation S-K.

Response: The Issuer's lease agreement has been filed as Exhibit 10.2 to the amended S-1 filed herewith. The lease has expired and the Issuer remains in the space on a month-to-month basis.

Undertakings, page II-2

39.	Please include the undertaking required by Item 512(a)(6) of Regulation S-K.

Response: We have revised the language to comply with Item 512(a)(6) of Regulation S-K.

Signatures

40.	Please revise your signature page to also provide the signature of your controller or principal accounting officer.

Response: Revised as requested. Mark Kersey is the key executive and the principal accounting officer of the High Desert Holding Corp.

Sincerely,

/s/ Mark A. Kersey

Mark A. Kersey,

President

cc: Patrick Ogle

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